UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  June 27, 2007

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House

2nd Floor

2 Royal Mint Court
London  EC3N 4QN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                 Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes    ☐                             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes    ☐                             No    ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                             No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Acquisition of Handysize Vessel

Britannia Bulk Plc (the “Company”) entered into a Memorandum of Agreement, dated June 21, 2007, for the acquisition of a Handysize vessel.  Pursuant to the terms of the Memorandum of Agreement, the Company will acquire a 1981 built 23,794 DWT Handysize vessel for approximately $6.25 million.  The Company expects to take delivery of the vessel on or about July 9, 2007 and intends to finance this acquisition using proceeds from its November 2006 private placement of senior secured notes.  This acquisition is subject to the satisfaction of customary closing conditions and there can be no assurance that the acquisition will be consummated.

The Company has entered into a time charter for this vessel, to be renamed Enforcer II, which commenced on or around May 2007 at a rate of $15,000 per day.  This time charter is expected to expire on or about July 2009.

Following the completion of the acquisition and delivery of the Enforcer II, Britannia’s owned fleet will consist of ten drybulk carriers, five barges and four tugs.

Change in Management

On June 25, 2007, Mr. Steve Edmondson resigned his position as a non-executive director.  The Company will continue to actively seek qualified candidates to bolster its existing slate of directors.  Following Mr. Edmondson’s resignation, the Company’s board of directors consists of five directors, including Messrs. Rex W. Harrington and John Sinders, Jr., serving as independent non-executive directors, and Mr. Arvid Tage, Ms. Fariyal Khanbabi and Mr. Clifford Hanson serving as executive directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: June 27, 2007	Chief Financial Officer